BONTAN CORPORATION INC.

BONTAN ANNOUNCES FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2007

TORONTO, ON –May 30, 2007, Bontan Corporation Inc. (OTCBB: BNTNF) (“Bontan” or “the Company”) today announced that its audited consolidated financial statements and accompanying notes for the year ended March 31, 2007 and Annual Report in the form 20-F were filed with the relevant Canadian and US securities regulatory authorities. Copies of Bontan’s filed documents may be obtained through SEDAR at www.sedar.com and through EDGAR at www.edgar.com.

Our auditors have issued an unqualified audit opinion on our consolidated financial statements.

The following table summarizes financial information for the fiscal years 2007, 2006 and 2005. (All amounts in ‘000 CDN$ except Net loss per share, which are actual amounts.)

Year ended March 31,	2007	2006	2005
Total Income	744	1,858	419
Net Loss	(164)	(4,785)	(5,057)
Net Loss per share	(0.1)	(0.31)	(0.43)
# of Common shares outstanding as at March 31	28,430,203	22,757,703	12,975,539
Total assets	6,673	5,450	5.075
Cash and short term investments	6,331	5,041	937
Shareholders’ equity	6,624	5,286	4,951

Income for the fiscal year 2007 primarily comprised realised gains on short-term investments and interest earned on cash balances. The Company had realised gains of approximately $651,000 on an average investments of $2 million giving rate of return of 33% for fiscal 2007. In addition, there was an unrealised gain of approximately $960,000 at March 31, 2007 which was not recorded as per the accounting policy. These investments are monitored on a daily basis and can be liquidated when necessary.

Kam Shah, CEO, commented, “We are pleased to report our annual  financial results, which reflect our conservative approach to limit operating costs while increasing the value of the surplus funds on hand and our shareholders’ equity. We have been and are currently evaluating many participation opportunities in the natural resource sector, in particular oil and gas. In the light of today’s high commodity prices, we have been very careful with the resources of the Company to ensure that whatever exploration projects we elect to participate in will meet Bontan’s stringent investment criteria.  We will, however, not limit our investments to the oil and gas sector should we not find a suitable opportunity.  We look forward to an exciting year ahead.”

About Bontan Corporation Inc.

Bontan Corporation Inc. [OTCBB:  BNTNF] is a diversified natural resource company that acquires working interests in major exploration prospects.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, please contact Kam Shah, CEO and CFO, at 416-929-1806.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or 1-877-859-5200.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements as defined in US federal and Canadian securities laws (“the laws”).  In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the laws and are subject to the safe harbor created by the laws. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.